Roth Capital Partners, LLC
24 Corporate Plaza Drive
Newport Beach, CA 92660
January 22, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Oculus Innovative Sciences, Inc. Registration Statement on Form S-1 (Reg. No. 333-135584)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the underwriters of the offering pursuant to the above-captioned Registration Statement, as amended, hereby joins in the request of Oculus Innovative Sciences, Inc. that the effective time of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 4:30 p.m. (Eastern time), January 24, 2007, or as soon as practicable thereafter pursuant to Rule 430A under the Securities Act.
In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of:
(a) the preliminary prospectus dated January 3, 2007 (including the free writing prospectus dated January 10, 2007):

To Whom Distributed	Number of Copies
Underwriters	0
Institutional Investors	506
Individuals	882
Other Broker-Dealers	201
Total	1,589
and
(b) the preliminary prospectus dated January 8, 2007:

To Whom Distributed	Number of Copies
Underwriters	0
Institutional Investors	21

Individuals	617
Other Broker-Dealers	765
Total	1,403
With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned has distributed or will distribute copies of the applicable preliminary prospectus at least 48 hours prior to the date confirmations of sale are expected to be mailed. In addition, each underwriter and each selected dealer, if any, will represent to the undersigned that it has and will comply with Rule 15c2-8 under the Exchange Act.

Very truly yours, ROTH CAPITAL PARTNERS, LLC as representative of the underwriters
By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Managing Director, Equity Capital Markets